Exhibit 21.1

Subsidiaries of PSQ Holdings, Inc.

1.	PublicSq. Inc. (Delaware)

2.	EveryLife, Inc. (Delaware)

3.	PSQLINK, LLC (Delaware)

4.	Credova Holdings, Inc. (Delaware)

5.	Fintech Management, Inc. (Delaware)

6.	SLDW Management, Inc. (Delaware)

7.	Credova Financial, LLC (Delaware)

8.	Credova Technology, LLC (Delaware)

9.	Credova SPV I, LLC (Delaware)

10.	Credova SPV II, LLC (Delaware)